Exhibit 99.1

VALDY INVESTMENTS LTD.

Valdy Investments Ltd. Provides Update on Proposed Transaction with INX Limited

Vancouver – November 3, 2021 – Valdy Investments Ltd. (TSXV: VLDY.P) (the “Company” or “Valdy”) is providing an update on the Company’s previously announced proposed transaction (the “Transaction”) to acquire all of the issued and outstanding securities of INX Limited (“INX”) pursuant to the terms of a securities exchange agreement (the “Original Securities Exchange Agreement”) dated March 31, 2021, as amended effective July 23, 2021. The Company, INX, PI Financial Corp. and Eight Capital have entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaces and supersedes the Original Securities Exchange Agreement.

Following entry into the Original Securities Exchange Agreement, Valdy engaged with and made submissions to the TSX Venture Exchange (the “TSXV”) with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV, Valdy will not be able to complete the proposed Qualifying Transaction on the TSXV. Accordingly, the Company has entered into the Amended and Restated Securities Exchange Agreement and Valdy has applied to voluntarily delist its common shares from the TSXV, subject to approval by written consent from the majority of the minority shareholders of Valdy and approval of the TSXV. Following delisting from the TSXV, Valdy intends to complete the Transaction with INX and apply to list the common shares of the Resulting Issuer on a recognized exchange (as defined under Canadian securities laws) other than the TSXV (the “Recognized Exchange”). Valdy has not yet submitted any application for listing to a Recognized Exchange. Effective on delisting of the Valdy common shares from the TSXV, Valdy will cease to be a Capital Pool Company, certain escrowed securities held by Non-Arm’s Length Parties to Valdy will be cancelled in accordance with TSXV Policy 2.4 and Valdy’s escrow agreement, and any other securities remaining in escrow must be cancelled on the 10th anniversary of the delisting in accordance with the terms of the escrow agreement. Following delisting from the TSXV, Valdy also intends to seek approval from its shareholders, in accordance with undertakings previously given to securities regulatory authorities, to use the Company’s funds to pursue a transaction, such as the amended transaction with INX, that is not a Qualifying Transaction. Once this shareholder approval is obtained, and the other conditions for completion of the Transaction have been satisfied, Valdy and INX intend to complete the Transaction and subsequently complete a listing on the Recognized Exchange. The deadline for completion of the Transaction is January 24, 2022. Upon completion of the Transaction (the “Closing”), INX will become a wholly-owned subsidiary of the Company, and the combined entity (the “Resulting Issuer”) will continue the business of INX. No further approvals or consents are expected to be required from the holders of subscription receipts of INX in connection with the Amended and Restated Securities Exchange Agreement, application for listing on a Recognized Exchange or Closing of the Transaction.

INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain, offering technology and related services for both primary and secondary markets. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public token offering (“IPO”) of the INX Token. INX raised US$83 million from the IPO and operates two regulated trading platforms for blockchain assets. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

The Amended and Restated Securities Exchange Agreement provides for various amendments to the Original Securities Exchange Agreement, including: that the common shares of the Resulting Issuer may be listed on any recognized stock exchange in Canada (other than the TSXV) as determined by the parties, adjustment to the number of Resulting Issuer shares that will be held by the current Valdy shareholders to account for the cancellation of certain escrowed stock, and that common shares of Valdy shall be delisted from the TSXV prior to the Closing.

A copy of the Amended and Restated Securities Exchange Agreement has been filed under the Company’s profile on SEDAR. For information regarding the Transaction, please refer to Valdy’s news releases dated February 22, 2021, March 31, 2021, May 4, 2021, July 13, 2021 and July 27, 2021.

Valdy also seeks to amend its escrow agreement to provide for the immediate release from escrow of an aggregate of 500,000 shares (the “Pro Group Shares”) held by arm’s length members of the Pro Group (as defined in the policies of the TSXV) which shares were deposited in escrow on closing of Valdy’s IPO in accordance with Policy 2.4 of the TSXV which was in effect at that time. The Pro Group Shares were issued at the IPO share price, being $0.10 per share. Pursuant to the new Policy 2.4 which became effective on January 1, 2021, Valdy may amend its escrow agreement to provide for the immediate release of the Pro Group Shares, subject to approval by written consent of a majority of the disinterested shareholders of Valdy and to approval of the TSXV. If the requisite approvals are obtained, Valdy intends to amend the escrow agreement and arrange for the escrow release of the Pro Group Shares as soon as reasonably practicable, and in any event no sooner than November 12, 2021 and prior to any delisting of the shares from the TSXV. If the requisite approvals are not obtained, the then Pro Group Shares will remain in escrow and will be cancelled in accordance with the terms of the escrow agreement on the 10th anniversary of the delisting of the Valdy shares from the TSXV.

About INX

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and an innovative regulatory approach.

About Valdy

Valdy is a capital pool company which was incorporated on August 22, 2018 under the BCBCA and is a reporting issuer in the provinces of British Columbia and Alberta.

Additional Information

Trading in the Valdy shares is presently halted in accordance with the policies of the TSXV and will remain halted until the Delisting is completed.

Completion of the transaction is subject to a number of conditions, including but not limited to, completion of the Delisting, and the other conditions set out in the Amended and Restated Securities Agreement. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

Neither the Exchange nor its Regulation Service Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

Not for distribution to United States newswire services or for dissemination in the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available

For further information please contact:

Johnny Ciampi

CFO, Valdy Investments Ltd.

604-685-0201

Douglas Borthwick

CBO, INX Limited

Disclaimer regarding Forward Looking Information. This press release contains “forward-looking information” within the meaning of applicable securities laws relating to the proposal to complete the Transaction and associated transactions, including statements regarding the terms and conditions of the Transaction and the Resulting Issuer, regarding the delisting from the TSXV and listing on a Recognized Exchange, and the escrow release of the Pro Group Shares. Forward-looking information consists of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things the risks that: the escrow release of the Pro Group Shares will not be completed, the parties will not proceed with the Transaction and associated transactions; the ultimate terms of the Transaction, the Amended and Restated Securities Exchange Agreement, and associated transactions will differ from those that currently are contemplated; that the Transaction, the Amended and Restated Securities Exchange Agreement, and associated transactions will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities); the delisting from the TSXV will not be completed and the Transaction will not be able to proceed; and the listing on a Recognized Stock Exchange is not approved for the Resulting Issuer shares and that there is no liquidity for shareholders’ investment. In developing the forward-looking information contained herein, the Company has made assumptions with respect to, among other things, the ability of the parties to satisfy the conditions to the Transaction, including the receipt of third party consents, shareholder approvals and regulatory approvals, the escrow release of the Pro Group Shares, completion of the delisting from the TSXV, obtaining conditional approval for listing of the Resulting Issuer Shares on a Recognized Stock Exchange, as well as other factors believed to be relevant. Although the Company believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information contained herein will prove to be accurate. Readers are cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The statements in this press release are made as of the date of this release. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, INX, their securities, or their respective financial or operating results. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information.

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